Exhibit 99.340

NexTech AR Solutions Corp. Reports Second Quarter 2021

Earnings & Conference Call Updated

VANCOUVER, B.C., Canada – August 11th, 2021 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) reports its financial and operating results for the second quarter 2021 ending June 30th, 2021. Subsequently, NexTech will host a conference call to discuss the second quarter results on August 12th, 2021 at 1:00 p.m. Eastern Time. Please join Evan Gappelberg, Chief Executive Officer and Andrew Chan, Chief Financial Officer to discuss these financial and operating results followed by a question-and-answer period.

Q2 Financial highlights:

●	Revenue for the three months ended June 30th, 2021 is $6.1 million an increase of over 73% compared to the three months ended June 30th, 2020 of $3.5 million.

●	Gross profit for the three months ended June 30th, 2021 is $2.3 million an increase of over 6% compared to the three months ended June 30th, 2020 of $2.2 million.

●	NexTech cash on hand as at June 30th, 2021 is $15.4 million.

●	For the six months ended June 30th, 2021 revenue increased 130% to $13.8 million, compared to the same six months period last year, while gross profit increased 59% to $5.6 million over the same period.

●	On June 25, 2021, the Company acquired 100% of the shares of Threedy.ai Inc, an AI based end-to-end platform used to produce 3D augmented reality models, accelerating our delivery time to customers.

NexTech AR Solutions Corp.

Condensed Consolidated lnterim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at
	June 30, 2021	December 31, 2020
Assets

Current assets
Cash	$15,395,005	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	1,098,070	1,312,548
Contract Asset (Note 14)	337,207	244,478
Prepaid expenses (Note 6)	1,306,844	1,354,369
Inventory (Note 7)	4,067,509	3,211,675
	22,204,635	19,354,057
Non-current assets
Equipment (Note 8)	375,182	300,558
Right-of-use asset (Note 9)	1,181,799	1,034,724
Intangible assets (Note 10)	7,015,403	3,500,041
Goodwill (Note 10)	7,415,700	4,886,513
Total assets	$38,192,789	$29,075,893

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities (Note 11)	$2,433,138	$2,527,437
Deferred revenue (Note 14)	1,439,910	383,022
Lease liability (Note 9)	237,029	150,662
Contingent consideration (Note 3)	472,107	2,717,859
	4,582,184	5,778,980
Non-current liabilities
Lease liability (Note 9)	942,877	877,978
Total liabilities	5,525,061	6,656,958

Shareholders’ Equity
Share capital (Note 12)	63,815,874	41,968,520
Reserves	10,230,303	6,757,098
Deficit	(41,378,449)	(26,306,683)
	32,667,728	22,418,935
Total liabilities and Shareholders’ Equity	$38,192,789	$29,075,893

NexTech AR Solutions Corp.

Condensed Consolidated lnterim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Revenue (Note 14)	$6,091,552	3,529,029	13,818,255	6,021,014
Cost of sales (Note 15)	(3,798,987)	(1,359,294)	(8,211,265)	(2,503,430)
Gross profit	2,292,565	2,169,735	5,606,990	3,517,584

Operating expenses:
Sales and marketing (Note 15)	4,047,840	1,369,008	9,135,329	2,787,840
General and administrative (Note 15)	3,418,151	1,807,780	6,179,373	2,517,207
Research and development (Note 15)	1,330,534	265,359	3,525,491	504,553
	8,796,525	3,442,147	18,840,193	5,809,600
Other expense (income)
Stock-based compensation (Note 12)	556,415	596,624	2,959,043	864,899
Amortization (Note 10)	179,378	132,458	593,909	220,711
Right of Use Amortization (Note 9)	45,011	-	79,322	-
Gain on digital assets (Note 4)	-	-	(219,321)	-
Gain on contingent consideration (Note 3)	(1,516,048)	-	(1,516,048)	-
Depreciation (Note 8)	32,085	17,434	60,035	27,283
Foreign exchange gain	52,877	6,283	(118,377)	7,977
	(650,282)	752,799	1,838,563	1,120,870

Loss before income taxes	(5,853,678)	(2,025,211)	(15,071,766)	(3,412,886)
Deferred income tax recovery	-	24,239	-	48,478
Net loss	$(5,853,678)	$(2,000,972)	$(15,071,766)	$(3,364,408)
Other comprehensive income (loss)

Exchange differences on translating foreign operations	(65,056)	(308,552)	(117,457)	179,764
Total comprehensive loss	$(5,918,734)	$(2,309,524)	$(15,189,223)	$(3,184,644)

Loss per common share
Basic and diluted loss per common share	(0.07)	(0.04)	(0.18)	(0.05)
Weighted average number of common shares outstanding Basic and diluted	82,298,423	65,713,035	82,298,423	63,147,313

NexTech AR Solutions Corp.

Condensed Consolidated lnterim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash flows from operating activities
Net loss	$(5,853,678)	(2,000,972)	$(15,071,766)	$(3,364,408)

Items not affecting cash
Amortization of intangible assets	179,378	132,458	593,909	220,711
Deferred income tax recovery	-	(24,392)	-	(48,478)
Amortization of right to use asset	45,011	-	79,322	-
Depreciation of property and equipment	32,085	17,434	60,035	27,283
Gain on digital assets	-	-	(219,321)	-
Gain on contingent consideration	(1,516,048)	-	(1,516,048)	-
Shares issued for services	-	-	1,299,846	38,239
Stock-based compensation	556,415	-	2,959,043	-
Stock-based payments	(22,156)	861,958	-	1,512,904
Option and warrant exercised shares outstanding	-	(183,737)	-	(183,737)

Changes in non-cash working capital balances
Receivables	997,883	356,792	241,478	139,547
Contract Asset	22,853	-	(92,729)	-
Prepaid expenses	437,732	23,735	47,525	4,660
Inventory	606,386	(83,071)	(855,834)	(327,881)
Accounts payable and accrued liabilities	(1,543,259)	673,907	(94,299)	480,787
Deferred revenue	246,841	-	1,056,888	-
Other payables	-	(97,771)	-	(230,174)
Net cash used in operating activities	$(5,810,557)	$(323,596)	$(11,538,951)	$(1,730,547)

Cash flows from investing activities
Purchase of equipment	(60,505)	-	(110,919)	-
Proceeds from sale of bitcoin	-	-	2,765,356	-
Net cash used in investing activities	$(60,505)	$-	$2,654,437	$-

Cash flows from financing activities
Proceeds from exercise of options and warrants	800,184	1,404,022	1,292,948	2,116,461
Proceeds from private placement	-	3,009,047	-	3,009,047
Proceeds from short form prospects, net of issuance costs	12,632,937	-	12,632,937	-
Payment of lease obligations	(91,212)	-	(135,779)	-
Net cash provided by financing activities	$13,341,909	$4,413,069	$13,790,106	$5,125,508

Change in cash during the period	7,470,847	4,089,473	4,905,592	3,394,961
Cash, beginning of period	7,900,016	2,309,656	10,684,952	2,849,344
Effects of foreign exchange on cash	24,142	(117,022)	(195,539)	37,892

Cash, end of period	$15,395,005	$6,282,107	$15,395,005	$6,282,197

Supplemental cash flow information
Taxes paid	8,967	-	8,967	-
Interest paid	6,014	-	7,275	-
Interest received	12,171	-	21,470	-

Corporate Presentation Update:

Conference Call Details:

Date: Thursday, August 12th, 2021

Time: 1:00 p.m. Eastern Time

Toll Free Dial-In Number: (877) 201-0168
International Dial-In Number: (647) 788-4901

Conference ID: 2086367

Webcast Link: Nextech AR Q2, 2021 Earnings Call

For those unable to join the live event, a recording of the presentation will be posted on the company’s website.

Nextech is also pleased to reveal that an updated Corporate Presentation is now available on the Company’s website - https://www.nextechar.com/.

About NexTech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

Non-IFRS Financial Measures

Total Bookings is not defined by and does not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This non-IFRS financial performance measure is defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that this non-IFRS financial measure, in addition to conventional measures prepared in accordance with IFRS, enables investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

“Total Bookings” is the total dollar value of all services/goods included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced in the period.

Please refer to the Company’s most recent management discussion and analysis for further information on non-IFRS measures.

Forward-looking Statements

This press release may contain forward-looking information within the meaning of applicable securities laws, which reflects the Company’s current expectations regarding future events, including with respect to the Company’s financial outlook. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Specifically, NexTech’s forecast on Total Bookings is considered forward-looking information. The foregoing demonstrates NexTech’s objectives, which are not forecasts or estimates of its financial position but are based on the implementation of its strategic goals, growth prospects and growth initiatives. Management’s assessments of, and outlook for, Total Bookings set out herein are generally based on the following assumptions: (a) NexTech’s results of operations will continue as expected, (b) the Company will continue effectively execute against its key strategic growth priorities, (c) the Company will continue to retain and grow its existing customer base and market share, (d) the Company will be able to take advantage of future prospects and opportunities, and continue to realize on synergies, (e) there will be no changes in legislative or regulatory matters that negatively impact NexTech’s business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries NexTech operates in will continue to grow consistent with past experience. The Company considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. The achievement of target revenue set out above is subject to significant risks including: (a) that the Company will be unable to effectively execute against its key strategic growth priorities and (b) the Company will be unable to continue to retain and grow its existing customer base and market share. These estimates have been prepared by and are the responsibility of management.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the final short form prospectus of the Company dated August 12, 2020. NexTech does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified using forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.